UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Changes in Registrant’s Certifying Accountant

On October 9, 2024, the Company’s audit committee and board of directors approved the proposed appointment of Enrome LLP (“Enrome”) as the Company’s independent registered public accounting firm and the dismissal of the Company’s previous independent public accounting firm, ZH CPA, LLC (“ZH”) on the same date.

ZH served as the Company’s independent public accounting firm since January 14, 2018. During the Company’s engagement of ZH until October 9, 2024, there were no disagreements between the Company and ZH on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of ZH, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company’s consolidated financial statements for such period. During the two most recent fiscal years and through the subsequent interim period preceding the dismissal of ZH, there was none “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years ended March 31, 2024 and 2023 and any subsequent interim period prior to engaging Enrome neither the Company nor anyone on its behalf consulted Enrome regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Enrome concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

The Company has provided ZH with a copy of the disclosures the Company is making in this Current Report on Form 6-K and has filing as Exhibit 16.1 the letter from ZH stating ZH agrees or has no basis to agree or disagree with the disclosures made herein.

SUBMITTED HEREWITH

Exhibits:

16.1	Letter from ZH CPA, LLC, dated October 12, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 15, 2024

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Chief Executive Officer